Michael C. Foland

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging, Inc. (formally known as MyFiziq Limited)
Draft Registration Statement on Form F-1 Submitted August 7, 2020 CIK No. 0001815436

Dear Mr. Foland:

By letter dated September 2, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Advanced Human Imaging, Inc. (formally known as MyFiziq Limited) (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form F-1 filed on August 7, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

1.	Please identify the underwriters of your offering in your next submission or filing.

Response: We have updated the Form F-1/A filed by the Company on May 19, 2021 (the “Amendment”) to identify the underwriter for the offering.

2.	Please provide details concerning the agreement you entered into with Nuralogix to develop COVID-19 symptoms assessments. For example, disclose, if true, that this is a memorandum of understanding and not a definitive agreement. As another example, discuss the risks and limitations of facial scanning in assessing COVID-19 symptoms.

Response: We have updated out disclosure accordingly.

3.	Please revise your disclosure to clarify that your intention to take advantage of the longer phase-in period for the adoption of new or revised accounting standards only applies if you elect to convert to reporting under U.S. GAAP while still an emerging growth company.

Response: We have updated our disclosure accordingly.

4.	Please disclose the material terms of your partner agreements. In addition, discuss how you will generate revenues under the agreements and what factors will determine the amount and timing of your revenues.

Response: We have updated the disclosure accordingly.

5.	Please file as exhibits the material agreements with related parties referenced in this section. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed as exhibits its material agreements with related parties.

6.	We note that you include revenue from your software development kits (“SDK”) as subscription revenue. Please tell us whether the SDKs include a license to intellectual property or if they represent service arrangements and refer to the authoritative guidance that supports your accounting. Also, tell us how you determined that recognition of SDK revenue over time was appropriate and explain how one of the criteria in paragraph 35 of IFRS 15 was met.

Response: We have updated our disclosure accordingly.

7.	Please revise to explain what the “reimbursements from joint venture” on the income statement represents and how revenue from these arrangements is recognized.

Response: The Company has removed this line item from its income statement.

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not have such written communications requested by the Staff.

9.	Please file the material agreements with your partners, including joint venture partners, as exhibits to your registration statement. Alternatively tell us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have filed the agreements requested by the Staff as exhibits to the Amendment.

10.	We note the following statements in your disclosure:

● Page 2: “Serving as a catalyst for this growth, the Company now has 14 signed binding agreements at a potential run rate of 2.6 million paying subscribers in total within the next three years. This run rate is based on minimum agreed targets between the Company and partners, for the initial 12 month period. We look to penetrate 1-5% of the existing users base within the partner company.”

● Page 8: “We currently have fourteen (14) binding agreements with customers which could potentially generate up to USD$52 million in recurring revenue if the initial user subscription targets are met through the customers applications.”

● Page 8: “Based on the projected cash flows and the cash balances as of the date of this prospectus, our management is of the opinion that the Company will be in a position to break even within the next twelve (12) months, however this cannot be guaranteed.”

● Page 14: “Despite only requiring 150,000 paying subscribers in order to break even, we may require additional capital for future operations.”

● Page 29: “Each partner is expected to launch the MyFiziq technology (which becomes embedded in the partner’s app) and this is anticipated to generate significant revenue and bring the Company to breakeven point within the next 6 to 12 months.”

Please provide details to support these assertions based upon the terms of the agreements, payment and licensing terms, date that each partner is expected to launch your technology, actual current subscribers of your partners, and assumptions about subscribers of your partners’ products that incorporate your technology. Disclose the bases for your material assumptions, including your references to “minimum agreed targets between the Company and partners,” “initial user subscription targets,” and “projected cash flows and the cash balances as of the date of this prospectus.”

Response: We have updated our disclosure accordingly providing details to support these assertions based upon the terms of the agreements, payment and licensing terms.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Vlado Bosanac

Vlado Bosanac

Chief Executive Officer

Advanced Human Imaging,Inc.